MEMORANDUM


         TO:  File

       FROM:  Theresa Apruzzese

         RE:  Reduction in Management Fees

================================================================================

On June 8, 1999, the Trustees of John Hancock Institutional Series Trust on behalf of John Hancock Independence Diversified Core Equity Fund II (the "Fund") voted unanimously to approve the following resolution to reduce a portion of the management fee payable to John Hancock Advisers, Inc. by the Fund.

RESOLVED, that the proposed breakpoint addition by John Hancock Advisers, Inc. (the "Adviser") of a portion of the management fee payable by John Hancock Independence Diversified Core Equity Fund II under the provisions of the Investment Management Contract between the parties be accepted, such breakpoint to be in an amount equal to 0.05% of the average daily net assets in excess of 1 billion of fund assets effective October 1, 1999. The annual fee payable to Adviser will now be .50% of the average daily net assets on the first $1 billion of fund assets and .45% on the average daily net assets in excess of $1 billion.



TA/eam
s:\corresp\terry\memo\mgtfees.doc